UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2005

Commission File Number: 0-50566

Sea Breeze Power Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Lobby Mail Box 91 14th Floor, 333 Seymour St. Vancouver, BC V6B 5A6
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

News Releases from June to present - Oct 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sea Breeze Power Corp.

Date: October 21, 2005	By:	Paul B. Manson
	Name:	Paul B. Manson
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Juan de Fuca Transmission Cable—Protocol Signed with Esquimalt Nation
99.2	Vancouver Island “Wind-Hydro” Integration Offers Reliable Power Solution
99.3	AGM Results
99.4	Strait of Juan de Fuca Transmission Lines
99.5	September 14-15,2005 Launch of “Open Season”
99.6	Financing 1.5 million
99.7	Sea Breeze Pacific RTS to propose Vancouver Island Power Link
99.8	Juan de Fuca Transmission Cable – FERC Approves Negotiated Rate Proposal
99.9	Vancouver Island Cable – 550 MW “HVDC Light®”